September 3, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara Jacobs
Re:	Consonus Technologies Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-142635)

Ladies and Gentlemen:

        Consonus Technologies Inc. (the "Company") hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Securities Act"), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-142635), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on May 4, 2007, and as amended on August 9, 2007, September 27, 2007, November 16, 2007, December 21, 2007, June 10, 2008, July 24, 2008, July 28, 2008 and August 12, 2008 (the "Registration Statement"), be withdrawn effective immediately. The Registration Statement was declared effective on August 12, 2008. The Company is seeking withdrawal of the Registration Statement because of unfavourable market conditions. None of the Company's securities has been sold pursuant to the Registration Statement.

        The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

        The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

        We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (919) 379-8100.

        Should you have any questions regarding this matter, please contact the undersigned at (919) 379-8000 or Ian Putnam of Stikeman Elliott LLP, at (416) 869-5506.

Sincerely,
/s/ Michael Shook
Michael Shook

cc: Ian Putnam, Stikeman Elliott LLP

301 Gregson Drive Cary, North Carolina 27511	919 379 8000 ph 919 379 8100 fax www.consonus.com